Alexco Resource Corp.
(an exploration stage company)

Consolidated Financial Statements
For the periods ended June 30, 2006 and 2005
(expressed in Canadian dollars)

Auditors’ Report

To the Shareholders of
Alexco Resource Corp.

We have audited the consolidated balance sheets of Alexco Resource Corp. as at June 30, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years ended June 30, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for the years ended June 30, 2006 and 2005 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
September 26, 2006

Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by significant conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those referred to in note 1 to these financial statements. Our report to the shareholders dated September 26, 2006, is expressed in accordance with Canadian reporting standards which do not require a reference to significant conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern when such matter is adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
September 26, 2006

Alexco Resource Corp.
(an exploration stage company)
Consolidated Balance Sheets
As at June 30, 2006 and 2005
(expressed in Canadian dollars)

	2006	2005
	$	$
Assets
Current assets
Cash and cash equivalents	11,760,752	2,902,314
Restricted cash	595,090	379,402
Accounts receivable	823,291	71,993
Interest and GST receivable	346,937	39,783
Prepaid expenses and other current assets	88,679	159,971
	13,614,749	3,553,463
Restricted cash (notes 4 and 7)	11,665,950	2,230,565
Property, plant and equipment (note 5)	373,649	762,679
Mineral properties and deferred exploration costs (note 4)	15,904,205	3,112,912
Intangible assets (note 6)	1,135,717	1,214,834
Deferred financing costs	-	38,192
	42,694,270	10,912,645
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,493,638	156,338
Income tax payable	65,014	-
	1,558,652	156,338
Asset retirement obligation (note 7)	1,208,729	1,690,913
Future income tax liability (note 14)	777,560	-
Other reclamation liability (note 8)	8,234,231	-
	11,779,172	1,847,251
Shareholders’ Equity
Capital stock (note 9)	31,684,515	9,324,240
Warrants	421,800	52,640
Stock-based compensation	2,205,701	400,000
Deficit	(3,396,918)	(711,486)
	30,915,098	9,065,394
	42,694,270	10,912,645
Nature of operations and going concern (note 1)
Commitments (note 11)
Subsequent event (note 15)

Approved by the Board of Directors

	Director		Director
Michael Winn		Rick Van Nieuwenhuyse

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

		Period from
	Year ended	March 15 to
	June 30,	June 30,
	2006	2005
	$	$

Revenue
Consulting revenue	537,168	85,225

Cost of services
Consulting costs	330,847	51,493

Gross profit	206,321	33,732

Expenses
Accretion – reclamation, Brewery Creek	63,737	9,038
Amortization	381,933	125,441
Business development	487,731	115,075
Exploration	315,862	-
Foreign exchange loss	57,543	2,518
Office	189,216	19,445
Professional fees	165,188	127,720
Salaries and contractors	355,572	33,970
Stock-based compensation	1,566,911	400,000
Transfer agent and filing fees	105,510	1,722
Travel	33,452	10,182

	3,722,655	845,111

Loss before other income (expenses)	(3,516,334)	(811,379)

Other income (expenses)
Interest income	319,473	35,441
Gain on settlement of reclamation liability	182,163	40,000
Gain (loss) on disposal of buildings and equipment (note 5)	237,418	(1,972)
Miscellaneous income	91,848	26,424

Loss for the year	(2,685,432)	(711,486)

Deficit - Beginning of year	(711,486)	-

Deficit - End of year	(3,396,918)	(711,486)

Loss per share
Basic and diluted	(0.15)	(0.10)

Weighted average number of shares	18,122,961	7,197,606

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in Canadian dollars)

		Period from
	Year ended	March 15 to
	June 30,	June 30,
	2006	2005
	$	$

Cash flows from (used in) operating activities
Loss for the year	(2,685,432)	(711,486)
Items not affecting cash
Amortization	381,933	125,441
Accretion - reclamation	63,737	9,038
Stock-based compensation	1,566,911	400,000
Gain on settlement of reclamation liability	(182,163)	(40,000)
(Gain) loss on disposal of buildings and equipment	(237,418)	1,972

	(1,092,432)	(215,035)

Expenditures for reclamation and closure	(363,758)	(105,125)

Changes in non-cash working capital balances
Accounts receivable	(115,262)	(71,993)
Interest and GST receivable	(307,154)	(39,783)
Prepaid expenses and other current assets	78,591	(159,971)
Accounts payable and accrued liabilities	981,473	156,338

	(818,542)	(435,569)

Cash flows from (used in) investing activities
Expenditures on mineral properties and deferred exploration costs	(2,162,731)	(35,912)
Increase in restricted cash - net	(9,651,073)	(109,967)
Purchase of building and equipment	(94,392)	(7,425)
Proceeds on disposal of building and equipment	817,418	2,499
Acquisition of Access - net of cash received (note 3)	(980,357)	-

	(12,071,135)	(150,805)

Cash flows from (used in) financing activities
Proceeds from share issuance	18,787,500	3,646,880
Share issue costs	(1,393,569)	(158,192)
Proceeds from redemption of warrants	4,314,184	-
Proceeds from exercise of options	40,000	-

	21,748,115	3,488,688

Increase in cash and cash equivalents	8,858,438	2,902,314

Cash and cash equivalents - Beginning of year	2,902,314	-

Cash and cash equivalents - End of year	11,760,752	2,902,314

Supplemental cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

1	Nature of operations and going concern

Alexco Resource Corp. (“Alexco” or the “Company”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005 pursuant to sale and assignment agreements with NovaGold Canada Inc. (“NovaGold”), Viceroy Minerals Corporation (“Viceroy”) and Asset Liability Management Group ULC (“ALM”) where the Company acquired assets in exchange for cash and common shares valued at a price of $0.67 per share in three separate transactions which all closed on March 15, 2005.

The Company conducts mineral exploration in Canada in the Yukon Territory and northern British Columbia. Alexco also performs reclamation and remediation of mine sites using its rights to certain patents and the expertise acquired by its officers. The Company’s main source of funding has been from equity placements.

On January 26, 2006, the Company was listed on the Toronto Stock Exchange (TSX) under the symbol ‘AXR’. The consolidated accounts have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and the ability of the Company to continue as a going concern depends upon its ability to generate positive cash flow from its consulting services, develop profitable operations and to continue to raise adequate financing. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2	Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of Alexco Resource Corp. and its wholly owned subsidiaries, 650399 BC Ltd., Elsa Reclamation and Development Company Ltd. (“ERDC”) and Access Mining Consultants Ltd. (“Access”). All inter-group transactions are eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

Certain cash is held in restricted accounts to support future reclamation work.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

Accounts receivable

The Company performs environmental consulting work for other mining companies and federal and provincial governments. Accounts receivable are recorded at fair value when the revenues are recognized, and the Company establishes an allowance for uncollectible amounts on a specific account basis. No allowances for doubtful accounts were recorded as at June 30, 2006 and 2005.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization commences when the asset is put into service. Amortization of property, plant and equipment is provided using the following methods:

Heavy machinery and equipment	5 years straight-line
Furniture and equipment	5 years straight-line
Computer hardware	3 years straight-line
Computer software	2 years straight-line
Leasehold improvements	straight-line over the term of the lease

Mineral properties and deferred exploration costs

The Company records its interest in mineral properties and deferred exploration costs at cost. Acquisition costs, exploration expenditures, financing costs including interest, and the fair value of non-cash consideration relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned or when management has determined that there has been an impairment in value.

The Company’s management reviews the net carrying value of each mineral property whenever events or circumstances indicate that impairment may have occurred. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and mineralization expected to be classified as reserves, and operating, capital and reclamation costs on an undiscounted basis. When the carrying value of a long-lived asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title as such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

Intangible assets

Intangible assets consist of non-competition agreements acquired through business combinations and patents and contracts, acquired by the Company, of certain exclusive rights, , technical support, service contracts, and intellectual properties.

Intangible assets are recorded at cost less accumulated amortization and are amortized over their expected useful life using the following methods:

Non-competition agreements	4 years straight-line
Patents	5 years straight-line
Contracts	1 year straight-line

The Company assesses the recoverability of definite life intangible assets if there are indications of impairment. In performing this analysis, management considers such factors as current results, trends and future prospects, in addition to other economic and regulatory factors. When the carrying value of an intangible asset is greater than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset, is below the asset’s carrying value. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Asset retirement obligations (“AROs”)

The Company’s AROs relate to expected mine reclamation and closure activities. The ARO is accreted to full value over time through periodic accretion charges. Cost estimates for AROs at each mineral property are updated to reflect new events, changes in circumstances and any new information that is available. The changes in these cost estimates generally have a corresponding impact on the value of the ARO.

Foreign currency translation

The functional currency of all operations is the Canadian dollar. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in earnings for the year.

Loss per share

The Company follows the treasury stock method in the calculation of diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per common share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

Stock options and warrants

The Company has a stock option plan which is described in note 8. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants, which vest immediately. Costs for individuals working directly on mineral projects are capitalized to mineral properties and deferred exploration costs. Options and warrants granted are recorded at estimated fair values using the Black-Scholes option pricing model.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amounts and disclosure of assets, liabilities, revenues and expenses, contingent assets and liabilities at the date of the financial statements. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mineral property costs and intangible assets, the determination of whether long-lived assets are impaired, the useful lives of long-lived assets and the measurement of amortization, the fair value of asset retirement obligations and the fair values of stock options and warrants.

Variable interest entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities (VIE)”, prescribes the application of consolidation principles for entities that meet the definition of a VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses, receive the majority of its expected residual returns, or both. The adoption of Accounting Guideline 15 has had no effect on the consolidated financial statements as management has determined that the Company does not have any VIEs.

Revenue recognition

The Company recognizes revenue upon the rendering of services using the completed contract method when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service.

Financial instruments

The fair values of cash and cash equivalents, restricted cash, accounts receivable, interest and GST receivable, accounts payable and accrued liabilities, asset retirement obligation, and other liabilities approximate their carrying amounts.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable. The Company limits its exposure to credit risk by placing its cash and cash equivalents and restricted cash with high credit quality financial institutions. Concentration of credit risk with respect to accounts receivable is considered to be limited

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

due to the credit quality of the customers comprising the Company’s customer base. The maximum amount of credit risk exposure is limited to the carrying amount of the balances in the consolidated financial statements.

Income taxes

The Company accounts for income taxes using the liability method. Under this method, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and the amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

3	Business acquisition

On June 30, 2006, the Company completed the business acquisition of Access Mining Consultants Ltd. (“Access”). Access is an environmental consulting firm headquartered in Whitehorse, Yukon Territory.

Under a plan of arrangement, the Company acquired 100% of the outstanding common shares in exchange for $1 million in cash and 383,978 common shares. The transaction was accounted for using the purchase method using the fair value of all assets and liabilities as at June 30, 2006. Non-competition agreements have been assigned a fair value of $201,217 and reflected as intangibles whereas historic data relating to the Keno Hill mine site has been assigned a fair value of $2,136,028 and has been capitalized to mineral properties and deferred exploration costs. The non-competition agreements are being amortized on a straight-line basis over their estimated life of four years.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

The date of the acquisition used for accounting purposes is June 30, 2006 being the closing date of the share purchase agreement and the date consideration was formally exchanged. The allocation of the purchase price of Access based on estimated fair values is as follows:

$
Purchase price
Cash	1,000,000
Shares issued - 383,978	1,000,000
Transaction costs	35,047

2,035,047

Net assets acquired from Access
Cash	54,691
Accounts receivable	636,036
Prepaid expenses	7,299
Property, plant and equipment	198,177

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

Mineral properties and deferred exploration costs	2,136,028
Non-competition agreements	201,217
Accounts payable and accrued liabilities	(355,827)
Income tax payable	(65,014)
Future income tax liability	(777,560)

2,035,047

4	Mineral properties and deferred exploration costs

		Expenditures
		and
	June 30,	acquisition	June 30,
	2005	costs	2006
	$	$	$

Brewery Creek (a)	1,896,522	676,101	2,572,623
Keno Hill (b)	-	12,033,631	12,033,631
McQuesten (c)	1,118,490	66,520	1,185,010
Other (d)	97,900	15,041	112,941

	3,112,912	12,791,293	15,904,205

			June 30,
	Inception	Expenditures	2005
	$	$	$

Brewery Creek (a)	1,888,519	8,003	1,896,522
McQuesten (c)	1,090,581	27,909	1,118,490
Other (d)	97,900	-	97,900

	3,077,000	35,912	3,112,912

a)	Brewery Creek

The Company has entered into a letter agreement with NovaGold granting NovaGold a back-in right to acquire a 70% interest in the sulphide project and a 30% interest in the oxide project with respect to the Brewery Creek property. Under the terms of the agreement, within 60 days of the Company incurring a minimum of $750,000 in expenditures on the Brewery Creek property, the Company will deliver to NovaGold a report as to the results of such expenditures. NovaGold will have 60 days following receipt of the report to give notice that it wishes to exercise the back-in right. The back-in right will be exercisable by NovaGold upon its commitment to pay $500,000 to the Company over a four-year period and to spend $1,750,000 on the Brewery Creek property over a five-year period.

During fiscal 2006, the Company completed a drill program at Brewery Creek and incurred $676,101 (2005 - $8,003) in exploration costs.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

b)	Keno Hill

On February 10, 2006, Alexco announced that it had assigned to its wholly owned subsidiary, ERDC, its interest in the Purchase Agreement with the Interim Receiver to purchase the assets of United Keno Hill Mines Limited and UKH Minerals Limited (“UKHM”). The Company has accounted for the purchase price of $410,000 as a cost of acquisition for the Keno Hill property.

The Purchase Agreement was structured with an “Initial Closing”, executed on April 18, 2006, and a “Final Closing” to occur 10 business days following receipt by ERDC of a Water License. ERDC will have a maximum of six months to apply for a Water License and three years to obtain it. A further 12-month extension may be granted by the Interim Receiver at its discretion. Ownership and title of the UKHM assets will be conveyed to ERDC on Final Closing. Beyond the $10 million described below, in a separate agreement (“the Sub-agreement”) between Alexco, ERDC, the Government of Canada and the Government of Yukon, the federal government indemnifies ERDC and Alexco for all liabilities arising directly or indirectly as a result of the pre-existing condition of the UKHM site. ERDC has also been granted access to the UKHM site to conduct an extensive exploration program.

In a separate agreement with the Government of Yukon, ERDC as a paid contractor will assume responsibility for the environmental care and maintenance of the UKHM site until Final Closing. After Final Closing, governments and ERDC will agree to the annual cost for care and maintenance. ERDC will be responsible for environmental care and maintenance of the UKHM site and will bear an increasing portion of such costs.

ERDC has deposited $10 million into a trust account on behalf of the federal government to be used after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site. These funds have been classified as restricted cash. The Company has accounted for required contribution to the trust fund as a cost of acquisition for the Keno Hill property and recorded a related liability of $8,234,231 representing the $10 million trust fund deposit due on Final Closing discounted to Initial Closing at a rate of 8% (note 8).

ERDC and the governments will jointly develop a reclamation plan and a baseline environmental study for the UKHM site, with ERDC and the federal government sharing the plan development costs.

ERDC is to contribute to a separate reclamation trust a portion of any future proceeds from sales of existing assets as well as a 1.5% Net Smelter Return royalty to a maximum of $4 million from any future production from the UKHM site.

The Sub-agreement includes a number of termination provisions including provisions obliging ERDC to deposit $1.8 million into a separate reclamation trust if either ERDC in its discretion elects to terminate the Sub-agreement or if ERDC, after using all commercially reasonable efforts, is unable to obtain a Water Licence by the fourth anniversary of Initial Closing. After Final Closing, ERDC can terminate the Sub-agreement without penalty if the federal government does not obtain necessary Treasury Board approvals to fund the reclamation of the UKHM site. In both these scenarios, the $10 million trust account would be returned to Alexco.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

c)	McQuesten

The McQuesten property is subject to a joint venture agreement whereby Alexco has a 70% interest in the property and Eagle Plains Resources Ltd. has a 30% interest in the property. The property is subject to a 2% net smelter royalty and an annual advance royalty payment of $20,000. The Company incurred costs of $66,520 (2005 - $27,909) during the fiscal year ending June 30, 2006.

d)	Other

The Company’s other mineral properties include the Sprogge, Harlan and Klondike claims in the Yukon Territory and the Telegraph Creek/Iskut River and the Big Sheep/Kiniskan Lake/Manson Creek claims in British Columbia.

5	Property, plant and equipment

	2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	124,441	29,610	94,831
Furniture and equipment	95,165	49,379	45,786
Computer hardware	134,166	74,469	59,697
Computer software	50,434	18,571	31,863
Leasehold improvements	172,790	31,318	141,472

	576,996	203,347	373,649

	2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	800,794	40,040	760,754
Furniture and equipment	1,925	-	1,925

	802,719	40,040	762,679

The Company disposed of heavy machinery during the year ended June 30, 2006 for proceeds of $817,418 and recorded a gain of $237,418.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

6	Intangible assets

The Company recorded amortization during 2006 in the amount of $280,334 (2005 - $85,166). Contracts have been fully amortized as at June 30, 2006.

	2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201,217	-	201,217
Patents	1,260,000	325,500	934,500
Contracts	40,000	40,000	-

	1,501,217	365,500	1,135,717

	2005

		Accumulated
	Cost	amortization	Net
	$	$	$

Patents	1,260,000	73,500	1,186,500
Contracts	40,000	11,666	28,334

	1,300,000	85,166	1,214,834

7	Asset retirement obligations

The Company’s AROs consist of costs associated with reclamation and closure activities at the Brewery Creek property. These activities include costs for water treatment, land rehabilitation, ongoing care and maintenance and other costs. The fair values of AROs are measured by discounting the expected cash flows using an appropriate rate of interest. The Company prepares estimates of the timing and amount of expected cash flows and updates expected cash flows to reflect changes in facts and circumstances on an ongoing basis.

The Company has $2,209,290 on deposit in trust for the Government of Yukon as collateral for reclamation work at Brewery Creek and expects to have $595,090 transferred to general funds during the fiscal year ended June 30, 2007. These funds have been classified as restricted cash.

Although the ultimate amount to be incurred is uncertain, the total liability for the ARO is estimated to be $1,318,840 (2005 - $2,080,000), on an undiscounted basis. The total liability for the ARO is calculated to be $1,208,729 (2005 - $1,690,913) reflecting payments for approximately the next 13 years. There is no ARO on any of the Company’s other exploration properties.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

	2006	2005
	$	$

Balance - Beginning of year	1,690,913	-
Additions incurred during the year	-	1,827,000
Accretion expenses	63,737	9,038
Reclamation expenditures	(363,758)	(105,125)
Change in expected future cash flows	(182,163)	(40,000)

Balance - End of year	1,208,729	1,690,913

8	Other reclamation liability

ERDC has deposited $10 million into a trust account on behalf of the federal government to be used after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site (note 4). Based on management’s expectations, $8,084,590 was recorded to the liability representing the payment due at Final Closing discounted at 8%.

$

Balance - Beginning of year	-
Additions incurred during the year	8,084,590
Accretion of liability	149,641

Balance - End of year	8,234,231

Accretion of $149,641 for the Keno Hill liability has been capitalized to mineral properties and deferred exploration costs.

9	Capital stock

Authorized

100,000,000 common shares without par value

Issued

	Number of	Ascribed
	shares	value
		$

Balance at June 30, 2005	13,995,345	9,324,240

For cash and fair value pursuant to public share offerings (a)	8,427,128	16,902,513
For cash and fair value pursuant to warrant agreements (b)	5,332,741	4,398,250
For cash and fair value pursuant to option agreements (c)	50,000	59,512
To purchase Access (note 3)	383,978	1,000,000

Balance at June 30, 2006	28,189,192	31,684,515

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

a)	Private placements

i)

On January 26, 2006, the Company completed an initial public offering of 2,000,000 common shares at a price of $1.50 per share for gross proceeds of $3,000,000. Share issuance costs were $565,407. In addition, the Company issued 25,000 common shares and 200,000 warrants exercisable at a price of $1.50 per share for a period of one year after the date of closing to the agents as part of this public offering. A fair value of $37,500 for the common shares and $91,062 for the warrants was recognized as share issue costs by the Company.

ii)

On April 13, 2006, the Company issued 1,702,128 flow-through common shares at a price of $2.35 per share for gross proceeds of $4,000,000. Share issuance costs were $322,050. In addition, the Company issued 82,979 exercisable for non-flow-through common shares at a price of $2.35 per share for a period of one year after the date of closing to the agents as part of this offering. A fair value of $115,051 was recognized as share issue costs by the Company for the warrants.

iii)

On April 28, 2006, the Company issued 4,700,000 common shares at a price of $2.50 per share for gross proceeds of $11,750,000. Share issuance costs were $960,030. In addition, the Company issued 227,040 warrants exercisable at a price of $2.50 per share for a period of one year after the date of closing to the agents as part of this offering. A fair value of $246,986 was recognized as share issue costs by the Company for the warrants.

b)	Share purchase warrants

5,264,000 warrants granted during the prior fiscal year were exercised for gross proceeds of $4,211,200 during the current fiscal year. Additionally, the Company issued 200,000 warrants exercisable at a price of $1.50 per warrant for a period of one year as part of the initial public offering, 82,979 warrants exercisable at a price of $2.35 per warrant for a period of one year in connection with issuing flow-through shares, and 227,040 warrants exercisable at a price of $2.50 per warrant for a period of one year as part of a share offering.

		2006		2005

		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$

Balance - Beginning of year	5,264,000	0.80	-	-

Granted	510,019	2.08	5,264,000	0.80
Exercised	(5,332,741)	0.81	-	-

Balance - End of year	441,278	2.17	5,264,000	0.80

Share purchase warrants outstanding at June 30, 2006:

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

		Weighted
	Weighted	average
Number	average	remaining
outstanding	exercise price	life
	$	(years)

131,259	1.50	0.58
82,979	2.35	0.78
227,040	2.50	0.82

441,278	2.17	0.74

The initial fair value of all outstanding warrants as at June 30, 2006 is $421,800 (2005 - $52,640).

The fair values of warrants granted have been estimated using an option pricing model. Assumptions used in the pricing model for each period are as provided below:

	2006	2005

Risk-free interest rate	3.15% - 4.28%	3.30%
Expected life	1 year	0.5 years
Expected volatility	55% - 75%	75%
Expected dividends	-	-

c)	Stock options

The Company has a stock option plan (the “Plan”) that was approved by the Company’s shareholders on January 9, 2006. It allows the Company to grant up to 10% of the issued and outstanding common shares at the time of the grant. Under the Plan, a total of 2,128,434 common shares has been reserved for the grant of options. Options have a maximum term of seven years.

For the year ended June 30, 2006, the Company has included in stock-based compensation under shareholders’ equity a charge of $1,825,213 (2005 - $400,000) for the 1,370,000 stock options granted to directors, employees and non-employees in accordance with Company accounting policy, of which $1,566,911 (2005 - $400,000) has been expensed and $258,302 (2005 - $nil) has been included in mineral property expenditures (note 4). The initial fair value of all outstanding stock options as at June 30, 2006 is $2,205,701 (2005 - $400,000).

Option pricing models require the input of highly subjective assumptions including the expected price volatility and expected life. Changes in the subjective input assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

		2006		2005

		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$

Balance - Beginning of year	1,025,000	0.80	-	-

Granted	1,370,000	2.79	1,025,000	0.80
Exercised	(50,000)	0.80	-	-

Balance - End of year	2,345,000	1.96	1,025,000	0.80

Stock options outstanding at June 30, 2006:

		Weighted
	Weighted	average
Number	average	remaining
outstanding	exercise price	life
	$	(years)

975,000	0.80	3.96
250,000	1.50	6.47
1,120,000	3.08	6.89

2,345,000	1.96	5.63

The fair values of options granted have been estimated using an option pricing model. Assumptions used in the pricing model for each period are as provided below:

	2006	2005

Risk-free interest rate	3.87% - 4.13%	3.30%
Expected life	4 years	4 years
Expected volatility	55% - 75%	75%
Expected dividends	-	-

d)	Common shares and stock options held in escrow at June 30, 2006

Common shares	6,296,083
Stock options	900,000

7,196,083

Under National Policy 46-201 “Escrow for Initial Public offerings”, securities held by principals are required to be held in escrow in accordance with the national escrow regime applicable to initial public distributions. Common shares and stock options issued to directors, officers and significant shareholders

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

prior to the initial public offering on January 26, 2006 were required to be held in escrow prior to Alexco being listed on the Toronto Stock Exchange. Release of common shares and stock options is without any conditions and is scheduled bi-annually with the last release to be July 26, 2007.

10	Related party transactions

a)

The Company recorded $337,679 (2005 - $90,053) in consulting fees to ALM, which was related by having one director and one officer in common. At June 30, 2006, accounts payable and accrued liabilities include $43,101 (2005 - $32,307) owing to ALM.

	b)	The Company paid $7,250 (2005 - $3,000) in rent expense as the result of a month-to-month rental agreement with Quest Management Corp., a company related by having one director in common.

c)

The Company recorded $470,064 in technical service fees to NovaGold, which was related by having two directors in common. At June 30, 2006, accounts payable and accrued liabilities include $160,777 due to NovaGold.

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

11	Commitments

The Company has entered into various lease contracts for office space, motor vehicles and office equipment with various terms expiring over five years.

Required minimum payments as at June 30, 2006 are as follows:

$

2007	173,948
2008	197,395
2009	176,304
2010	134,689
2011	131,166
2012	-

813,502

12	Supplementary cash flow information

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

		Period from
	Year ended	March 15,
	June 30,	to June 30,
	2006	2005
	$	$

Cash received for interest	168,219	4,570

Non-cash financing and investing transactions
Shares issued for NovaGold mineral properties	-	2,750,000
Shares issued for ALM patents and contracts	-	1,300,000
Shares issued for VMC assets	-	1,800,000
Shares issued for Access assets	1,000,000	-
Keno Hill purchase	8,234,231	-

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

13	Segmented information

The Company’s operating segments, based on the Company’s two distinct business activities, include exploration and consulting in the environmental and reclamation fields. Each of the reportable segments has senior executives responsible for the performance of the segment.

	Year ended June 30, 2006
	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	537,168	-	-	537,168
Interest revenue	253,862	-	65,611	319,473
Expenses	608,770	78,443	2,472,927	3,160,140
Amortization	280,334	90,358	11,241	381,933

Segment loss	(98,074)	(168,801)	(2,418,557)	(2,685,432)

Total assets	4,314,018	15,266,725	23,113,527	42,694,270

	Period from March 15, to June 30, 2005
	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	85,225	-	-	85,225
Interest revenue	35,441	-	-	35,441
Expenses (recovery)	126,568	(26,424)	606,567	706,711
Amortization	85,166	40,275	-	125,441

Segment loss	(91,068)	(13,851)	(606,567)	(711,486)

Total assets	4,036,577	3,875,591	3,000,477	10,912,645

All of the Company’s property, plant and equipment is located and revenue earned in Canada.

The Company recorded revenue from three customers representing 10% or more of total sales in the amounts of $199,610, $152,225 and $144,100, respectively.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

14	Income taxes

The Company’s effective tax rate differs from the amount obtained by applying statutory rate due to the following:

	2006	2005
	$	$
Statutory tax rate	37.12%	35.60%

Recovery of income taxes based on statutory tax rate	(996,833)	(253,289)
Permanent differences
Non-deductible items	545,428	-
Tax benefits of share issuance costs not being recognized	493,674	-
Tax losses for which an income benefit has not been
recognized	-	253,289
Others	(42,269)	-

	-	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at June 30, 2006 and 2005 are as follows:

	2006	2005
	$	$

Future income tax assets
Losses carry-forward	393,220	255,455
Mineral property interest	134,238	-
Property, plant and equipment	81,023	-
Other deductible temporary differences	959,144	69,101

Total future tax assets	1,567,625	324,556
Valuation allowance	(1,567,625)	(324,556)

Net future income tax assets	-	-

Future income tax liabilities
Mineral property interest	(726,250)	-
Other taxable temporary differences	(51,310)	-

Future income tax liabilities	(777,560)	-

Net future income tax liabilities	(777,560)	-

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

15	Subsequent event

On July 26, 2006, 2,098,695 common shares were released from escrow.

16	Significant differences between Canadian and United States Accounting Principles

Canadian generally accepted accounting principles (“Canadian GAAP”) vary in certain significant respects from the principles and practices generally accepted in the United States (“US GAAP”). The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

(a)	Exploration and development costs

Under U.S. GAAP, the Company would be required to expense as incurred, the exploration and development costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

(b)	Exploration and development costs – accretion of ARO

As described in Note 4 b), upon the Initial Closing of the Purchase Agreement to acquire UKHM, the Company accounted for the required contribution of $10,000,000 in the trust fund as a cost of acquisition and recorded a corresponding liability. The amount booked was $8,234,231 which reflected an 8% discount factor.

The subsequent accretion of the ARO is an operating cost associated with exploration activities and as such it is capitalized under Canadian GAAP. As discussed in (a) above, under US GAAP exploration activities are required to be expensed if they relate to unproven mineral properties.

(c)	Premium on flow-through share financing

As discussed in Note 9 a), on April 13, 2006 the Company issued 1,702,128 flow-through common shares at $2.35 per share. The premium of $0.35 per share or $595,745 is required to be recorded as a liability under US GAAP.

(d)	Stock-based compensation expense

Under U.S. GAAP the Company’s stock-based compensation expense would be included in “Salaries and Contractors” expense on the statement of operations. This amount would also include the stock based compensation that the Company capitalized to mineral properties and deferred costs under Canadian GAAP, of $258,302 in 2006 (2005- $Nil).

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

	As at	As at
US GAAP Reconciliation	June 30,	June 30,
	2006	2005
	$	$
Consolidated Balance Sheets
Total assets reported under Canadian GAAP	42,694,270	10,912,645
Mineral properties and deferred costs - exploration (a)	(2,046,946)	(35,912)
Mineral properties and deferred costs - accretion (b)	(149,641)	-
Total assets under US GAAP	40,497,683	10,876,733

Total liabilities reported under Canadian GAAP	11,779,172	1,847,251
Premium on flow-through share financing (c )	595,745	-
Total liabilities under US GAAP	12,374,917	1,847,251

Total shareholders' equity reported under Canadian GAAP	30,915,098	9,065,394
Share capital - flow-through share premium (c )	(595,745)	-
Deficit - exploration (a)	(2,046,946)	(35,912)
Deficit - accretion (b)	(149,641)	-
Total shareholders equity under US GAAP	28,122,766	9,029,482

Consolidated Statements of Operations
Loss for the year reported under Canadian GAAP	(2,685,432)	(711,486)
Exploration	(2,011,034)	(35,912)
Accretion on other liability	(149,641)	-
Loss and comprehensive loss for the year under US GAAP	(4,947,088)	(747,398)
Net loss per common share - US GAAP
Basic and diluted	(0.27)	(0.10)

Consolidated Statements of Cash Flows
Cash flows used in operating activities reported under Canadian GAAP	(818,542)	(435,569)
Exploration	(2,162,731)	(35,912)
Cash flows used in operating activities under US GAAP	(2,981,273)	(471,481)

Cash flows used in investing activities under Canadian GAAP	(12,071,135)	(150,805)
Exploration	2,162,731	35,912
Cash flows used in investing activities under Canadian GAAP	(9,908,404)	(114,893)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Finanical Statements
June 30, 2006 and 2005

Impact of recent United States accounting pronouncements:

i.

In July 2006, FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 clearly excludes income taxes from FASB 5, Accounting for Contingencies. FIN 48 applies to all tax positions related to income taxes subject to FASB 109, Accounting for Income Taxes. This includes tax positions considered to be “routine” as well as those with a high degree of uncertainty.

FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings/deficit. The cumulative effect adjustment would not apply to those items that would not have been recognized in earnings, such as the effect of adopting FIN 48 on tax positions related to business combinations. The Company is presently evaluating the impact of this interpretation on the Company’s consolidated financial statements.

ii.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements which provides enhanced guidance for using fair value to measure assets and liabilities and provides expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value; however, it does not expand the use of fair value in any new circumstances. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company is presently evaluating the impact of this standard on the Company’s consolidated financial statements.